SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BANK OF AMERICA CORPORATION

(Name of Subject Company (Issuer))

BANK OF AMERICA CORPORATION, as Issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Depositary Shares, each representing a 1/1,000th interest in a share of 4.125% Non-Cumulative Preferred Stock, Series PP	06055H608
Depositary Shares, each representing a 1/1,000th interest in a share of 4.250% Non-Cumulative Preferred Stock, Series QQ	06055H806
Depositary Shares, each representing a 1/1,000th interest in a share of 4.375% Non-Cumulative Preferred Stock, Series NN	06055H400
Depositary Shares, each representing a 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series E	060505815
Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 1	060505633
Depositary Shares, each representing a 1/1,000th interest in a share of 4.750% Non-Cumulative Preferred Stock, Series SS	06055H871
Depositary Shares, each representing a 1/1,000th interest in a share of 5.000% Non-Cumulative Preferred Stock, Series LL	06055H202
Depositary Shares, each representing a 1/25th interest in a share of 4.375% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series RR	060505GB4
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series MM	060505FQ2
Depositary Shares, each representing a 1/1,000th interest in a share of 5.375% Non-Cumulative Preferred Stock, Series KK	06053U601
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series FF	060505FL3
Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 5	060505583
Depositary Shares, each representing a 1/1,000th interest in a share of 5.875% Non-Cumulative Preferred Stock, Series HH	060505195
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series JJ	060505FP4

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Ross E. Jeffries, Jr.

Deputy General Counsel and Corporate Secretary

Bank of America Corporation

100 North Tryon Street

Charlotte, North Carolina 28255

(704) 386-5681

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Richard W. Viola, Esq. Elizabeth G. Wren, Esq. McGuireWoods LLP 201 N. Tryon Street Charlotte, North Carolina 28202 (704) 343-2000	Christopher S. Schell, Esq. Davis, Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Bank of America Corporation, a Delaware corporation (“Bank of America”), with the Securities and Exchange Commission (the “SEC”) on November 10, 2022, as amended by Amendment No. 1, filed by Bank of America with the SEC on November 28, 2022 (“Amendment No. 1”) (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to 14 separate offers (each an “Offer,” and collectively, the “Offers”) by BofA Securities, Inc. (“BofA Securities”), a Delaware corporation and an indirect, wholly-owned subsidiary of Bank of America, to purchase for cash up to $1.5 billion in aggregate Liquidation Preference (such amount, the “Maximum Aggregate Purchase Amount”) of outstanding depositary shares representing fractional interests in shares of 14 separate series of preferred stock of Bank of America, par value $.01 per share (the “Preferred Stock”) (such depositary shares, collectively, the “Depositary Shares,” and such depositary shares representing a specific series of such Preferred Stock, a “series” of Depositary Shares), as listed on the cover hereof, subject, if applicable, to the Series Cap for a series of Depositary Shares that may be purchased. The Offers by BofA Securities were made upon the terms and subject to the conditions set forth in the BofA Securities Offer to Purchase, dated November 10, 2022 (as amended and supplemented as set forth in Amendment No. 1, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used but not defined in this Schedule TO shall have the meanings ascribed to them in the Offer to Purchase.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to provide the final results of the Offers. Only those items amended are reported in this Amendment No. 2. Except as amended as specifically set forth below, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal, and the other exhibits previously filed with the Schedule TO, remain unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

On December 12, 2022, Bank of America issued a press release announcing the expiration and results of the Offers, each of which expired at one minute after 11:59 p.m., New York City time, on Friday, December 9, 2022. A copy of the press release is filed herewith as Exhibit (a)(5)(iii) and is incorporated by reference.

Item 12(a). Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii)	Press Released issued on December 12, 2022*

Item 12(b). Filing Fees.

Filing Fee Exhibit*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2022	BANK OF AMERICA CORPORATION

	By:	/s/ Ross E. Jeffries, Jr.
Name: Ross E. Jeffries, Jr.
Title: Deputy General Counsel and Corporate Secretary

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